Testing the Waters Materials Related to Series #NYCMAP

From the Rally App:

#NYCMAP

1796 PLAN FOR NEW YORK CITY

THIS INITIAL OFFERING IS COMING SOON!

CURRENT VALUE: $25,000

OFFERING FOR THIS ASSET IS NOT YET SCHEDULED. CHECK BACK SOON

DETAILS GALLERY LEGAL

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#NYCMAP | $25K

COMPARABLE ASSET VALUE

ASSET VALUE
-5%

TRANSACTIONS
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The interactive Comparable Asset Value Chart (the “Chart”) plots historical sales of assets comparable to the Underlying Asset, showing price values on the vertical axis against time on the horizontal axis.  The prices reflected on the Chart are not adjusted for inflation.  Users of the Platform can opt to display varying ranges of time on the Chart’s horizontal axis, from one month to one year or longer to the extent such data are available.  If multiple comparable asset sales occurred on a single day, the Chart provides an average for that day.  By hovering over the points on the Chart, users can view price and date of sale represented by each point.  The table below sets forth the data points plotted in the Chart.

Comparable Asset	Date	Sale Price	Source/ Sale Venue
1796 Plan of the City of New York	4/2/2016	$18,750.00	Nadeau's
1796 Plan of the City of New York	12/15/2021	$17,812.00	Bonhams

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#NYCMAP | *Visuals*

#NYCMAP shows a plan to reorganize the city, extending Broadway and making room for the construction of major public works projects.

LAUNCH GALLERY ›

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COMING SOON

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DESCRIPTION OF SERIES 1796 MAP OF NEW YORK CITY

Investment Overview

•Upon completion of the Series #NYCMAP Offering, Series #NYCMAP will purchase a 1796 Map of the First Post-Revolution large Scale Plan for New York City Drawn by John Anderson Jr. for Series #NYCMAP (The “Series 1796 Map of New York City” or the “Underlying Asset” with respect to Series #NYCMAP, as applicable), the specifications of which are set forth below.

•John Anderson Jr. was a lawyer, artist, engraver, and brother of Alexander Anderson, the first wood engraver in the United States.

•The first large scale plan of New York City produced after the Revolutionary War depicts the plans for the development of the southern part of Manhattan. The plan was revised and reissued approximately five times, with the first produced around 1795 and the last produced in 1808.

•The Underlying Asset is a 1796 Map of the First Post-Revolution large Scale Plan for New York City Drawn by John Anderson Jr.

Asset Description

Overview & Authentication

•John Anderson Jr. was born in 1773 in New York City.

•Washington Irving visted Anderson Jr. at the age of 11 in 1794. Anderson Jr. lent Irving some of his “drawing books to ‘look over’” in addition to “a small volume.” Irving would go on to write short stories such as “The Legend of Sleepy Hollow” and “Rip Van Winkle.”

•Anderson Jr. began drawing the second state version of the first post-revolutionary large scale plan of New York City on April 21, 1796. On May 3, 1796, map and print seller David Longworth paid him for the map, placing an advertisement on May 9 in the New York Daily Advertiser “announcing that a large plan of the city of New York would be available in the new American Almanac.” According to Bonhams: “bibliographers, think, however, that the map was never bound in, as no copies of it are known with the Anderson map.”

•John Anderson Jr. died of Yellow Fever in 1798.

•The first state version of the first post-revolutionary large scale plan of New York City was drawn by Anderson Jr. and engraved by Peter Rushton Maverick in 1795 and known as the “Maverick Plan.”

•The first state version of the first post-revolutionary large scale plan of New York City exemplifies the rapid development of New York City in the post-war years. According to raremaps.com, it shows “the boundaries of the city's seven wards have been reorganized; the old Anglo-Dutch fort at the Battery razed and replaced with Government House; Broadway extended and Greenwich Street completed; the huge De Lancey and Rutgers estates (either side of Bowery Lane, and east of Catharine Street, respectively) surveyed in anticipation of development; and numerous public buildings, churches, markets and wharves constructed.”

•According to Encyclopedia Britanica: “Despite the loss of the national government, New York’s population skyrocketed in 1781–1800, and it became America’s largest city.”

•According to History.com: “In 1811, the “Commissioner’s Plan” established an orderly grid of streets and avenues for the undeveloped parts of Manhattan north of Houston Street. In 1837, construction began on the Croton Aqueduct, which provided clean water for the city’s growing population.”

Notable Features

•The Underlying Asset is a 1796 Map of the First Post-Revolution large Scale Plan for New York City Drawn by John Anderson Jr.

•The Underlying Asset is includes the title “Plan of the City of New York” across the top of the map.

•The Underlying Asset contains 45 references on the upper left and “the Longworth imprint” at the bottom, with no date.

Notable Defects

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•The Underlying Asset exhibits creasing and loss at corners.

Details

Series 1796 Map of New York City
Memorabilia Type	Copper-Engraved Map
City	New York City
Creator	John Anderson, Jr.
Engraver	Peter Rushton Maverick
Start Date	April 21, 1796
Rarity	1 of 1 (2nd State in Auction Records)
State	2nd State
Size	438 x 565 mm

Depreciation

The Company treats Memorabilia Assets as collectible and therefore will not depreciate or amortize the Series 1796 Map of New York City going forward.

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